Delisting Determination, The Nasdaq Stock Market, LLC, June 3, 2024, Graphjet Technology (f.k.a., Energem Corp.).
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the warrants of Graphjet Technology (the Company), effective at the opening of the trading session on June 13, 2024. Based on review of information provided by the Company, Nasdaq Staff determined that the Company warrants no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-2.
The Company was notified of the Staff determination on March 14, 2024. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on March 15, 2024. The Staff determination to delist the Company securities became final on March 15, 2024.